December 20, 2005



Mr. Jimmy D. Wright
Chief Financial Officer
Westside Energy Corporation
4400 Post Oak Parkway, Suite 2530
Houston, Texas  77027


	Re:	Westside Energy Corporation
		Form 10-KSB for Fiscal Year Ended December 31, 2004 Filed March 28, 2005, as amended
		Forms 10-QSB for Fiscal Quarters Ended
      March 31, 2005, June 30, 2005 and September 30, 2005
      Filed May 16, 2005 and August 9, 2005, as amended and November 14, 2005
      Response Letters Dated October 11, 2005, November 15, 2005
      and December 8, 2005
		File No. 1-32533

		Post-Effective Amendment No. 1 and No. 2 to Form SB-2 Filed October 11, 2005 and December 16, 2005
		File No. 333-120659


Dear Mr. Wright:

      We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

								Sincerely,



								Jill S. Davis
								Branch Chief


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